PARTNERS

JOHN ADEBIYI ♦

CHRISTOPHER W. BETTS

EDWARD H.P. LAM ♦*

G.S. PAUL MITCHARD QC ♦

CLIVE W. ROUGH ♦

JONATHAN B. STONE *

ALEC P. TRACY *

♦ (ALSO ADMITTED IN ENGLAND & WALES)

* (ALSO ADMITTED IN NEW YORK)

REGISTERED FOREIGN LAWYERS

WILL H. CAI (CALIFORNIA)

Z. JULIE GAO (CALIFORNIA)

BRADLEY A. KLEIN (ILLINOIS)

RORY MCALPINE (ENGLAND & WALES)

GREGORY G.H. MIAO (NEW YORK)

ALAN G. SCHIFFMAN (NEW YORK)

SKADDEN, ARPS, SLATE, MEAGHER & FLOM 世達國際律師事務所 42/F, EDINBURGH TOWER, THE LANDMARK 15 QUEEN’S ROAD CENTRAL, HONG KONG TEL: (852) 3740-4700 FAX: (852) 3740-4727 www.skadden.com April 14, 2014

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Mara L. Ransom, Assistant Director

Daniel Porco, Staff Attorney

William Thompson, Accounting Branch Chief

Anthony Watson, Staff Accountant

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

RE:                          JD.com, Inc.
Registration Statement on Form F-1 (No.333-193650)
Response to the Comment Letter Dated April 9, 2014

Dear Ms. Ransom, Mr. Porco, Mr. Thompson and Mr. Watson:

On behalf of our client, JD.com, Inc., a foreign private issuer organized under the laws of the Cayman Islands (the “Company”), we submit to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) this letter setting forth the Company’s responses to the comments contained in the Staff’s letter dated April 9, 2014. Concurrently with the submission of this letter, the Company is filing its amended registration statement on Form F-1 (the “Amended Registration Statement”) and certain exhibits via EDGAR.

To facilitate your review, we have separately delivered to you today five courtesy copies of the Amended Registration Statement, marked to show changes to the draft registration statement publicly filed with the Commission on March 19, 2014, and two copies of the submitted exhibits.

The Staff’s comments are repeated below in bold and are followed by the Company’s responses. We have included page references in the Amended Registration Statement where the language addressing a particular comment appears. Capitalized terms used but not otherwise defined herein have the meanings set forth in the Amended Registration Statement.

In addition to adding and revising disclosure in response to the Staff’s comments, the Company has updated the Amended Registration Statement to include the Company’s recent developments.

Prospectus Summary, page 1

Our Industry, page 2

1.                    We note your response to comment 10 in our letter dated February 28, 2014 and your amended disclosure. Please provide a definition of the term “overall retail market” in this section or provide a cross reference to where this term is defined.

In response to the Staff’s comment, the Company has revised the disclosure on pages 3 and 115 of the Amended Registration Statement. For the sake of consistency, the Company has replaced “overall retail market” with “total retail sales,” which is the term used elsewhere in the Amended Registration Statement.

Recent Developments, page 4

2.                    Here or in an appropriate place in your disclosure, please elaborate upon the significance to you and your business of being offered “prominent level 1 access points” in Tencent’s mobile applications. Please also explain what you mean when you state that Tencent is a “leading internet company serving the largest online community in China” to clarify exactly what type of business Tencent is engaged.

In response to the Staff’s comment, the Company has revised the disclosure on page 4. The Company respectfully advises the Staff that Tencent is an integrated internet services company that offers a wide variety of internet services in China including instant messaging, social networking, online games and online media. Tencent has many different business lines but the Company’s disclosure in the Amended Registration Statement concentrates on those lines that are most relevant to the Company in its relationship with Tencent, primarily the e-commerce businesses and assets that Tencent sold to the Company and Tencent’s mobile instant messaging applications Weixin and Mobile QQ. Weixin and Mobile QQ are two of the most popular mobile instant messenger services in China.

Summary Consolidated Financial Data and Summary Operating Data, page 14

Non-GAAP Financial Measure, page 17

3.                    We note your disclosure in the second paragraph that the non-GAAP financial measure enables management to assess your operating results without considering non-cash charges, including share-based compensation and amortization of intangible assets resulting from business acquisitions. Please disclose why you do not eliminate other non-cash charges, such as depreciation, in computing adjusted net income (loss).

In response to the Staff’s comment, the Company has revised the disclosure on page 17 to clarify that adjusted net income/(loss) only excludes share-based compensation and amortization of intangible assets resulting from business acquisitions and not other non-cash charges. The Company confirms that management uses this non-GAAP measure to evaluate the Company’s operating performance and formulate business plans. While this non-GAAP measure may differ from the non-GAAP information used by other companies, the Company submits that measures of adjusted net income do not typically eliminate depreciation, whereas those measures that typically do, such as EBITDA, are not used by the management of the Company at this time.

Risks Related to Doing Business in China, page 48

Our business benefits from certain financial incentives…, page 56

4.                    We note your response to comment 25 in our letter dated February 28, 2014 and your amended disclosure. Please tell us what consideration you gave to discussing how your efforts in negotiating with the applicable local governments to receive financial incentives have affected the receipt of such incentives.

In response to the Staff’s comment, the Company has revised the disclosure on page 56. The Company supplementarily advises the Staff that if a local government expresses its willingness to grant the Company financial incentives in return for Company’s locating operations and creating jobs within its administrative borders, the Company will discuss the terms with the local government to ensure that the government’s expectations are compatible with the Company’s business plans and to avoid any misunderstandings that might subsequently jeopardize the receipt of the incentives. However, the timing, amount and criteria of financial incentives are determined within the sole discretion of the government authorities, and the Company does not believe that its negotiations with local governments affect a local government’s decision on whether to offer financial incentives to the Company.

Capitalization, page 71

5.                    We note your response to comment 28 in our letter dated February 28, 2014 and your amended disclosure. Please update your capitalization table to reflect the private placement you entered into on March 10, 2014 with Huang River Investment Limited, which is mentioned on page 4 of your filing. Please refer to Item 3.B of Form 20-F as well as the Division of Corporation Finance’s guidance entitled “International Reporting and Disclosure Issues in the Division of Corporation Finance” which can be found on our website at www.sec.gov.

In response to the Staff’s comment, the Company respectfully notes that the capitalization table already contemplates that the private placement with Huang River

Investment Limited will be reflected in the pro forma as adjusted column, as noted on page 71 of the Amended Registration Statement, consistent with the Division of Corporation Finance’s guidance entitled “International Reporting and Disclosure Issues in the Division of Corporation Finance.” As the numbers in the pro forma as adjusted column depend on pricing information such as the estimated offering size and offering price range, the Company will include them in the preliminary prospectus and final prospectus to be filed when the price and offering size related information is available.

Dilution, page 73

6.                    We note your response to comment 29 in our letter dated February 28, 2014 and your amended disclosure. Please tell us why you have included land use rights in your calculation of net tangible book value. Additionally, please tell us more about the type of land use rights you have and whether or not they can be sold separately from all other assets of the business. Also tell us how you assess the recoverability of the land use rights.

The Company respectfully advises the Staff that the land use rights relate to the Company’s right to use the land of its office buildings and warehouses as part of the Company’s PRC e-commerce business. The land use rights were acquired by the Company either through a business combination or separately from the relevant government or third party owners who obtained the land use rights from the government and can be sold separately from all other assets of the business. In China, all lands are state-owned and land use rights are granted by the government. Land use rights have essentially the same economic characteristics as ownership of the physical land in China. Although title of the land is not transferred to the Company, the term of the land use rights is generally for a period of 50 years. The Company believes land use rights are similar in nature to property, equipment and software that are used in the operation and therefore should be included in the calculation of net tangible book value.

In accordance with ASC 360, they are evaluated for impairment whenever events or changes in circumstances indicate that the carrying value of the land use rights may not be fully recoverable or that the useful life is shorter than the Company had originally estimated. When these events occur, the Company evaluates the impairment for the land use right by 1) considering whether the land use right is part of an asset group and 2) comparing the carrying value of the asset group to an estimate of future undiscounted cash flows expected to be generated from the asset group and their eventual disposition.

Management’s Discussion and Analysis of Financial Condition…, page 88

Overview, page 88

7.                    We note your response to comment 34 in our letter dated February 28, 2014 and your amended disclosure. Please further discuss the ways in which the listed PRC regulations and industry policies related to your business operations may affect your liquidity and results from operations. Please see Item 4 of Form F-1 and Items 5.A.4 and 5.D of Form 20-F.

In response to the Staff’s comment, the Company has added disclosure on page 89 to discuss in more detail the PRC regulations and industry policies that may affect the Company’s liquidity and results from operations.

Our Ability to Effectively Invest in Our Fulfillment Infrastructure…, page 90

8.                    We note your response to comment 36 in our letter dated February 28, 2014 and your amended disclosure. Please provide additional disclosure regarding the source of the funds that will be used to invest in your technology platforms. For example, please discuss whether a portion of the proceeds from this offering will be used or if other sources of funds will be utilized.

In response to the Staff’s comment, the Company has revised the disclosure on pages 25 and 92 to clarify that the funds for investing in the Company’s technology platform will come from the Company’s existing capital resources.

Regulations Relating to Foreign Investment, page 141

9.                    We note your response to comment 7 in our letter dated February 28, 2014. Please disclose categories of your wholly owned PRC subsidiaries. Additionally, please make clear whether you have or are required to seek approvals for your interest in your wholly owned PRC subsidiaries.

In response to the Staff’s comment, the Company has revised the disclosure on page 141.

Consolidated Statements of Operations and Comprehensive Loss, page F-5

10.             Please revise to disclose the components of other comprehensive income in addition to the total amount of other comprehensive income. Refer to ASC 230-10-45-1A.

In response to the Staff’s comment, the Company has revised the disclosure on page F-5.

Consolidated Statements of Cash Flows, page F-6

11.             Please tell us more about the nature of the shareholder contribution classified as a cash inflow from operating activities and why the contribution should not be classified as cash inflow from financing activities.

The Company respectfully advises the Staff that the nature of the shareholder contribution related to cost incurred by a shareholder for the benefit of the Company’s business development activities. Such cost incurred for the Company’s benefit was recognized as non-cash marketing expense with a corresponding increase to additional paid-in capital. As a non-cash expense, it was added back to net loss in order to reconcile from net loss to cash flows from operating activities on the Consolidated Statements of Cash Flows.

In response to the Staff’s comment, the Company has revised the description on pages F-6 and F-7 to clarify the nature of this transaction.

Consolidated Statements of Changes in Shareholders’ Equity, Page F-7

12.             Please disclose the changes in the accumulated balances for each component of other comprehensive income in the statement or in the notes to financial statements. Please also disclose reclassifications out of accumulated comprehensive income. Please refer to ASC 230-45-14A.

In response to the Staff’s comment, the Company has revised the disclosure on page F-5.

Unaudited Pro Forma Condensed Combined Financial Statements, page P-1

1. Basis of Pro Forma Presentation, page P-7

13.             Please tell us whether you consider the Strategic Cooperation Agreement with Tencent Holdings to be part of the business combination transaction or an arrangement that is separate from the business combination, and provide us with your analysis of the guidance in ASC 805-10-25-20 through 23. If the arrangement is accounted for as a separate transaction, please disclose how you determined the cost of the asset and separate the transactions into different columns in your presentation of the pro forma condensed combined financial statements.

Determination of the Strategic Cooperation Agreement to be an arrangement that is separate from the business combination

The Company respectfully advises the Staff that it considers the Strategic Cooperation Agreement it entered into to be an arrangement that is separate from the business combination of the Combined Platform Business.

The Company considers the following factors in accordance with ASC 805-10-25-20 through 23:

•                  The Strategic Cooperation Agreement is initiated by the Company primarily for the purpose of providing future economic benefits to the Company’s existing business as opposed to the benefit of the Combined Platform Business before the acquisition with Tencent as the service provider.

•                  The Strategic Cooperation Agreement is negotiated and entered into with the business combination of the Combined Platform Business at the same time, but the Company believes that both key terms of the business combination and the Strategic Cooperation Agreement would not be significantly different if entered into at different times.

•                  In addition to the Company’s general business cooperation with Tencent primarily in the areas of mobile-related products, social networking services, membership systems and payment solutions, the other parts of the Strategic Cooperation Agreement are in substance a prepaid advertising/promotion service where various linkages to the Company’s platforms and the Company’s applications are placed on Tencent’s platforms so that users can be diverted to visit the Company’s websites/platforms as further explained in the Company’s response to comment 14. The service fee is paid up front with the Company’s shares. Such advertising/promotion services are common in China’s online/mobile internet industry. With many similar transactions in the market, the value of the Strategic Cooperation Agreement was valued with reference to other similar cost per click arrangements.

•                  Considering the relative small size of the Combined Platform Business compared to the Company, the substantial majority of all the benefits of the Strategic Cooperation Agreement are expected to be received by the Company’s existing business.

Therefore, the Company believes that the Strategic Cooperation Agreement should be accounted for as a separate prepayment transaction for future services, as opposed to part of the acquisition of the Combined Platform Business.

The Company respectfully advises the Staff that separate assessments have been made for the purchases of Non-Compete, Investment in Shanghai Icson, Logistic workforce and Land Use Right. Primarily because they are historically unrelated to the Combined Platform Business and are acquired for the benefit of the Company as oppose to for the benefit of Combined Platform Business or Tencent, the Company concludes the purchases of Non-Compete, Investment in Shanghai Icson, Logistic workforce and Land Use Right are considered separate transactions, rather than part of the acquisition of the Combined Platform Business.

Determination of costs of the assets

The Company respectfully advises the Staff that the Company has performed the following steps to determine the cost of the assets and business acquired with the assistance from an independent valuation firm:

1)             The Company estimated the total fair value of 351,678,637 ordinary shares issued to Huang River Investment Limited (the “Shares”) as the consideration of the transaction on March 10, 2014 using the income approach, or the discounted cash flow, or DCF, method. Please refer to the Company’s response to the Staff’s comment 19 for more detailed discussion of the determination of the fair value of the Shares.

2)             The Company estimated the stand-alone fair value of the Combined Platform Business as well as the fair value of each of the Strategic Cooperation Agreement, Non-Compete, Investment in Shanghai Icson, Logistic workforce and Land Use Right (collectively “Asset Acquisition”). Please refer to the Company’s response to the Staff’s comment 14 for more detailed discussion of the estimated fair value of the assets acquired.

3)             The excess of (1) over the sum of (2) and net cash acquired in the transaction has been allocated to individual assets of the Asset Acquisition and the Combined Platform Business based on their relative fair values. The Company believes this is a reasonable allocation methodology by reference to ASC 805-50-30-3.

In response to the Staff’s comment, the Company has revised the disclosure on pages P-4 to P-6 and P-8.

14.             Please tell us if you applied the recognition guidance in ASC 805-20-25 to the assets acquired and liabilities assumed related to the transactions with Tencent and its affiliates. Also, please disclose a brief description of how you determined the estimated fair values related to Strategic Cooperation, Non-compete, Technology, Domain names and trademark, Advertising customer relationship, Investment in Shanghai Icson, Logistic workforce and Land use right, including valuation methods and significant assumptions. In addition, please disclose the adjustment to recognize the fair value of technology acquired and how you determined the estimated fair value.

The Company respectfully advises the Staff that the Company has recognized all identifiable assets and liabilities assumed as part of the acquisition of the Combined Platform Business in accordance with ASC 805-20-25.

As discussed in the Company’s response to the Staff’s comment 13 above, the Asset Acquisition is separate from the business combination of the Combined Platform Business and is not subject to ASC 805-20-25.

The Company determined the estimated fair values of the assets with the assistance from an independent valuation firm as follows:

1)             Asset Acquisition:

Strategic Cooperation Agreement - In addition to the Company’s general business cooperation with Tencent primarily in the areas of mobile-related products, social networking services, membership systems and payment solutions, the other parts of the Strategic Cooperation Agreement are in substance a prepaid advertising/promotion service where Tencent users can be diverted to the Company’s websites/platforms where (a) Tencent will grant the Company prominent level-1 access points in Weixin and mobile QQ applications and (b) Tencent will provide internet traffic and other support from its other key platforms to the Company. These advertising/promotion services include push messages, advertising, payment processing, and application activation. The general business cooperation is not recognized as a separate intangible asset because such provisions only set out the general principal for the cooperation between the Company and Tencent with no specific deliverables provided to the Company. The amount recognized for the Strategic Cooperation Agreement relates to the advertising/promotion services, and the fair value was established using a form of the income approach known as the cost saving method. This method recognizes that, because of the Strategic Cooperation Agreement, the Company can save advertising fees, traffic acquisition costs, payment processing fees and application activation fees that otherwise it would need to pay a third party for similar services. The estimated unit market price of the advertising/promotion services were multiplied by the volume of the services to be provided by Tencent to arrive at the cost saving attributable to the Strategic Cooperation Agreement. The most significant assumptions inherent in this approach include: 1) the estimated market price of the services to be provided, 2) the volume of the services to be provided, and 3) discount rate. When applying the cost saving method for the valuation of the Strategic Cooperation Agreement, market participant assumptions were used in accordance with ASC 820. Specifically, the basis of the assumptions were determined with consideration of the terms of the Strategic Cooperation Agreement, an industry report regarding China’s e-commerce sector and a market rate that market participants have to pay to third parties for similar services on arm’s length basis. The present value of the after-tax cost savings at an appropriate discount rate indicates the value of Strategic Cooperation Agreement. The discount rate was derived by using the capital asset pricing model (the “CAPM”), which is a method that market participants commonly use to price assets. Based on the CAPM, the Company concluded a discount rate of 17.5% was appropriate for valuing the Strategic Cooperation Agreement.

Non-compete - Other than the operation of Shanghai Icson, Tencent will not engage in any online direct sales or managed marketplace business model in physical goods e-Commerce businesses in Greater China and a few selected international markets. The fair value of the Non-compete was determined based on the “with and without” method, which takes into consideration the cash flow increments between the scenario where the Non-compete is not in place and the scenario where the Non-compete is in place for a period of 8 years from April 1, 2014 to March 31, 2022. The most significant assumption inherent in this approach when valuing the Non-compete was the amount of economic impact to the Company that would occur from competition during the period when non-compete agreement is effective. Based on the CAPM, the Company concluded a discount rate of 17.5%, which reflects a market participant’s required rate of return for the risks of investing in the Non-compete, was appropriate for discounting the cash flow attributable to the Non-compete.

Investment in Shanghai Icson - In determining the fair value of the investment in Shanghai Icson, the Company followed a two-step process. In the first step, the discounted cash flow method, or DCF, was used as the primary approach to determine the fair value of the equity interest of Shanghai Icson and market approach to cross-check the valuation results derived by the DCF method. The free cashflow of Shanghai Icson was discounted by 22%, which was determined by the CAPM to reflect a market participant’s required rate of return for the risks of investing in the equity interest of Shanghai Icson. In the second step, since the Company’s investment in Shanghai Icson is in the form of preferred shares, an option pricing method to allocate the equity interest of Shanghai Icson to its common shares and preferred shares was used. The significant assumptions inherent in option pricing models are the expected time of liquidity event, risk free rate and volatility factor of equity interest of Shanghai Icson.

Logistic workforce - The fair value of logistic workforce was estimated using replacement cost approach. The significant assumptions inherent in replacement cost approach for valuing the Logistic workforce are the recruitment, interview, and training costs required to re-develop the workforce with similar level of productivity, and costs due to loss of productivity during the training period.

Land use right - The fair value of land use right was determined based on the purchase cost that Tencent paid to acquire the land use right from third party on arm’s length basis shortly before this acquisition.

2)             Intangible assets included in the Combined Platform Business:

Technology, Domain names and Trademark - The fair values of the acquired technology, domain names and trademark were established using a form of the income approach known as the relief-from-royalty method. This method recognizes that, because it owns the technology, domain names and trademark rather than licensing them, a company does not have to pay a royalty, usually expressed as a percentage of sales, for their use. The most significant assumptions inherent in this approach when valuing the technology, domain names and trademark include royalty saving rates and discount rates. With reference to royalty rate of comparable market transaction of the industry, profitability of the acquired business and relative importance of the subject intangible assets to the acquired business, the Company determined that a royalty saving rate of 4% and 3% for valuing the technology, domain names and trademark, respectively. The after-tax royalty savings of the technology, domain names and trademark were then discounted at 19.5% and 19%, respectively. Such discount rates were determined based on a market participant’s required rate of return for the risks of acquired business, as determined by the CAPM, plus relative risk premiums of the subject intangible assets.

Advertising customer relationship - The fair value of the advertising customer relationship was established using a form of the income approach known as the excess earnings method. In the excess earnings method, value is estimated as the present value of the benefits anticipated from ownership of the subject intangible asset in excess of the returns required on the investment in the contributory assets necessary to realize those benefits. The most significant assumptions inherent in this approach when valuing advertising customer relationship include attrition rate of existing advertising customer, profit margin of revenue attributable to existing advertising customer, discount rate and required rate of return on contributory assets. The resulting excess earning was discounted at 19.5%. The discount rate was determined based on a market participant’s required rate of return for the risks of acquired business, as determined by the CAPM, plus relative risk premium of the advertising customer relationship.

In response to the Staff’s comment, the Company has revised the disclosure on pages P-8 to P-10 to include a brief description of how the Company determined the estimated fair value of the individual assets.

15.             Please tell us why you did not assign any value to the call option and include a pro forma adjustment for the changes in the fair value for the period presented.

The Company respectfully advises the Staff that the call option is exercisable at the higher of (i) RMB800 million and (ii) the fair market value of the remaining equity interest of Shanghai Icson as determined when the option is exercised. Accordingly, if the fair value of the remaining equity interest is estimated to be less than RMB800 million, the call option will not be exercised, and if the fair value is higher than RMB800 million, the call option will be exercised only at the fair value. Since it is a fair value call option, the Company determined the value is minimal and therefore assigned no value to it at the date of the transaction and there will also be no changes in the fair value for the period presented.

In response to the Staff’s comment, the Company has revised the disclosure on page P-7.

16.             We note your disclosure on page 5 that you agreed to pay Tencent RMB362 million in 2014 subject to substantial completion of post-closing covenants by Tencent and its affiliates in addition to the ordinary shares issued to Huang River Investment Limited. Please tell us whether the contingent consideration was included in the total purchase price. In addition, please disclose the acquisition-date fair value of the total consideration transferred and the acquisition-date fair value of each class of consideration. For the contingent consideration arrangement, please disclose a description of the arrangement and the amount recognized as of the acquisition date and an estimate of the range of outcomes.

The Company respectfully advises the Staff that RMB631 million that it agreed to pay to Tencent in 2014 as disclosed on page 5 is included as an offset factor to arrive at the Net cash acquired associated with the transaction of RMB1,016 million as disclosed in the table of estimated purchase price allocation on page P-8 and in Note [J] of the Pro Forma Adjustments on page P-13. This deferred payment was not included in the Total Purchase Price on page P-11. The Total Purchase Price on P-11 includes fair value of the Shares issued for the transaction.

The Company considered the RMB631 million to be more akin to consideration held in escrow for the seller’s satisfaction of general representations and warranties which were expected to be valid as of the acquisition date. It also includes consideration adjustments based on changes in working capital that existed on the acquisition date. The Company does not consider it to be a contingent consideration arrangement as it is not related to specific future events or conditions as described in ASC 805-10-20.

In response to the Staff’s comment, the Company has revised the disclosure on page 5 to clarify the nature of the arrangement and on page P-11.

17.             We note your disclosure that the transaction costs related to the transactions, which form part of the initial carrying values, have not been finalized and not included in the estimated purchase price. Please tell us whether there are any acquisition-related costs that are reflected in the historical financial statements of either entity. If so, please revise to remove those costs from the pro forma condensed combined statements of operations and comprehensive loss. If there are any acquisition-related costs that are not yet reflected in the historical financial statements of either entity, please revise the pro forma condensed combined balance sheet to reflect such costs as the costs are non-recurring and directly attributable to the transaction. Also, please clarify your disclosure to explain why transaction costs form a part of the initial carrying values of assets acquired.

The Company respectfully confirms that there are no acquisition-related costs that have been reflected in the historical financial statements of either entity. The Company has revised the pro forma condensed combined balance sheet to reflect the estimated transaction costs.

In accordance with ASC 805-10-25-23, transaction costs relating to the business combination of the Combined Platform Business will be expensed as incurred while in accordance with ASC 805-50-30-2, transaction costs relating to the acquisition of individual assets acquired in the Asset Acquisition will form part of the initial carrying value of the individual assets acquired.

In response to the Staff’s comment, the Company has revised the disclosure on pages P-10 to P-11 and note [M] on page P-13.

2. Pro Forma Adjustments, page P-10

18.             We note the pro forma adjustment described in Note [B] regarding the reversal of the deferred tax liabilities associated with identifiable intangible assets related to the Combined Platform Business. However, it does not appear that the Combined Platform Business had recognized any deferred tax liabilities as of December 31, 2013. Please advise.

The Company respectfully advises the Staff that the pro forma adjustment of reversal of deferred tax liability of RMB5,903 described in Note [B] represents the current year reversal of the deferred tax liability of RMB 41,893 recognized in relation to the intangible assets acquired as part of the business combination of the Combined Platform Business as a result of the intangible assets amortization. The recognition of such deferred tax liability is accounted for as a pro forma adjustment and described in Note [A] (2) and should not be recorded in the historical combined financial statements of Combined Platform Business.

In response to the Staff’s comment, the Company has revised the disclosure on page P-12.

19.             Please disclose how you determined the per share price used to determine the estimated fair value of the ordinary shares issued in the transaction in Note [K]. Also, if you accounted for the Strategic Cooperation Agreement as separate transaction, please separately disclose the consideration issued in each transaction.

The Company respectfully advises the Staff that it has disclosed the valuation methodology in estimating the fair value of the Company’s ordinary shares on pages 109—113. Since the Shares are subject to lock up restrictions for a period of three years commencing from March 10, 2014 (“Transferability Restriction”), the Company factored in such Transferability Restriction in estimating the fair value of the shares issued for the Asset Acquisition as these are shares issued for acquiring goods or services subject to ASC 505-50, but did not factor it in estimating the fair value of the shares issued to acquire the Combined Platform Business, which is subject to ASC 805 and ASC 820. In accordance with ASC 820, transferability restriction is only considered if it is an attribute of the security issued. The Company believes the Transferability Restriction arising from the agreement with Tencent is not an attribute of the security itself.

The Company used a discount rate of 30% to factor the Transferability Restriction in estimating the fair value of shares issued for the Asset Acquisition. At the same time, since the discount for lack of marketability, or DLOM, of 10% has already been factored when estimating the fair value of the Company’s ordinary shares, it has been reversed to avoid the duplication with the discount for Transferability Restriction.

The determination of DLOM has been disclosed on pages 112—113. To determine the discount for Transferability Restriction, the Company, with the assistance of the independent valuation firm, used the put option model. Pursuant to that model, the Company used the cost of a put option, which can be used to hedge the price change before a privately held share or a share subject to lock-up period can be sold, as the basis to determine the discount for lack of marketability and lock-up period restriction. A put option model was used because it incorporates certain company-specific factors, including timing of the expected initial public offering or duration of the lock-up period and the volatility of the share price companies engaged in the same industry.

In response to the Staff’s comment, the Company has revised the pro forma adjustments to show the consideration issued for the Asset Acquisition and the acquisition of the Combined Platform Business separately.

*              *              *

If you have any questions regarding the Amended Registration Statement, please contact the undersigned by phone at +852-3740-4863 or by e-mail at julie.gao@skadden.com. Questions pertaining to accounting and auditing matters may be directed to the audit engagement partner at PricewaterhouseCoopers Zhong Tian LLP, Geoffrey Wang, by telephone at +86 10 6533-2928, or by email at geoffrey.wang@cn.pwc.com. PricewaterhouseCoopers Zhong Tian LLP is the independent registered public accounting firm of the Company.

/s/ Z. Julie Gao

Very truly yours,

Z. Julie Gao

Enclosures

cc:                                Richard Qiangdong Liu, Chairman and Chief Executive Officer, JD.com, Inc.

Sidney Xuande Huang, Chief Financial Officer, JD.com, Inc.
Geoffrey Wang, Partner, PricewaterhouseCoopers Zhong Tian LLP
James C. Lin, Esq., Partner, Davis Polk & Wardwell LLP